Exhibit 16.1

June 15, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Heidrick & Struggles International, Inc. (the “Company”) and, under the date of March 13, 2018, we reported on the consolidated financial statements of Heidrick & Struggles International, Inc. as of and for the years ended December 31, 2017 and 2016 and the effectiveness of internal control over financial reporting as of December 31, 2017. On June 13, 2018, we were dismissed. We have read the Company’s statements included under Item 4.01(a) of its Form 8-K dated June 15, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements about the Audit Committee’s process for selecting the Company’s independent registered public accounting firm and the Audit Committee’s appointment and formal engagement of RSM.

Very truly yours,

(signed) KPMG LLP